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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING
(Check One): Form 10-K Form 20-F Form 11-K X Form 10-
Q
Form N-SAR
For Period Ended: ____March 31, 2001_____________
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[X ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________
Read Instruction (on back page) Before Preparing
Form. Please Print or Type.
Nothing in this form shall be construed to imply that
the Commission has verified any information contained
herin.
If the notification relates to a portion of the
filing checked above, identify the Item(s) to which
the notification relates:
_____________________________________________________
____________________________
PART I -- REGISTRANT INFORMATION
__Mycom Group, Inc.__
Full Name of Registrant
_____________________________________________________
___________________________ Former Name if Applicable
_602 Main Street, Suite 1200
_________________________________________________
Address of Principal Executive Office (Street and
Number)
_Cincinnati, Ohio 45202
_____________________________________________________
_____________                       City, State and
Zip Code
PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without
unreasonable effort or expense and the registrant
seeks relief pursuant to Rule 12b-25(b), the
following should be completed. (Check box if
appropriate)
(a)
(a) The reasons described in reasonable detail in
Part III of this form could not be eliminated without
unreasonable effort or expense;
(b) The subject annual report, semi-annual report,
transition report on Form 10-K, Form 20-F,11-K or
Form N-SAR, or portion thereof, will be filed on or
before the fifteenth calendar day following the
prescribed due date; or the subject quarterly report
of transition report on Form 10-Q, or portion thereof
will be filed on or before the fifth
(c) The accountant's statement or other exhibit
required by Rule 12b-25(c) has been attached if
applicable.
PART III -- NARRATIVE
Registrant's Form 10-Q could not be filed by the due
date without unreasonable effort and expense due to a
merger occurring on April 17, 2001. An entirely new
management team including new CEO, COO and CFO were
appointed at the time of said merger. Form 8-K was
filed May 2, 2001 regarding this merger.
PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in
regard to this notification
T. Clay Lehmann, CFO
(Name)
(513)
(Area Code)
352-5560
(Telephone Number)
(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of
1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such
shorter period that the registrant was required to
file such report(s) been filed? If answer is no,
identify report(s). X Yes No
_____________________________________________________
_________________________
(3) Is it anticipated that any significant change in
results of operations from the corresponding period
for the last fiscal year will be reflected by the
earnings statements to be included in the subject
report or portion thereof? Yes X No
If so, attach an explanation of the anticipated
change, both normatively and quantitatively, and, if
appropriate, state the reasons why a reasonable
estimate of the results cannot be made.
Mycom Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its
behalf by the undersigned hereunto duly authorized.
Date:  May 15, 2001               By:  /s/ T. Clay
Lehmann, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.
1001).
General Instructions
1. This form is required by Rule 12b-25 (17 CFR
240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange
Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation
S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule
13(b) of Regulation S-T (232.13(b) of this Chapter).

http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000